UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

897837100

(CUSIP Number)

Vincent C. Smith	LB 2, LLC	Red Beard Holdings, LLC
2560 East Chapman Avenue #173	2560 East Chapman Avenue #173	2560 East Chapman Avenue #173
Orange, CA 92869	Orange, CA 92869	Orange, CA 92869
	Attention: Manager	Attention: Manager

With a copy to:

Ryan C. Wilkins, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100	13D	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,459,329
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,459,329
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,459,329
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	The percentage of class beneficially owned by the Reporting Person is based on 112,049,107 shares of Common Stock outstanding as of March 22, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 24, 2016 (the “Annual Report”).
(2)	The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 897837100	13D	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith, Jr. Annuity Trust 2015-1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 60,300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 60,300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,300,000 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.2% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) OO (TRUST)

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.
(2)	The percentage of class beneficially owned by the Reporting Person is based on 112,049,107 shares of Common Stock outstanding as of March 22, 2016, as reported by the Issuer in the Annual Report.
(3)	The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 897837100	13D	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Red Beard Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 116,763,914
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 116,763,914
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,763,914 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.
(2)	The percentage of class beneficially owned by the Reporting Person is based on 112,049,107 shares of Common Stock outstanding as of March 22, 2016, as reported by the Issuer in the Annual Report.
(3)	The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 897837100	13D	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 197,044,688
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 197,044,688
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,044,688 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.
(2)	The percentage of class beneficially owned by the Reporting Person is based on 112,049,107 shares of Common Stock outstanding as of March 22, 2016, as reported by the Issuer in the Annual Report.
(3)	The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 897837100	13D	Page 6 of 14 Pages

EXPLANATORY NOTE

Reference is hereby made to that certain statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2015 relating to the beneficial ownership by the Reporting Persons of the Common Stock of the Issuer. The Schedule 13D was amended by (i) the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015, (ii) the filing of Amendment No. 2 to Schedule 13D with the SEC on August 28, 2015, (iii) the filing of Amendment No. 3 to Schedule 13D with the SEC on November 4, 2015, and (iv) the filing of Amendment No. 4 to Schedule 13D with the SEC on December 14, 2015. This Amendment No. 5 to Schedule 13D is intended to amend and restate the Schedule 13D, as previously amended, in its entirety (as so amended, this “Schedule 13D” or this “Statement”).

The Reporting Persons hereby amend and restate the Schedule 13D as follows:

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of True Drinks Holdings, Inc., a Nevada corporation (the “Company”).

The principal executive offices of the Company are located at 118553 MacArthur Blvd., Suite 325, Irvine, California 92612.

Item 2. Identity and Background

(a) This Schedule 13D is filed by the following persons:

•	LB 2, LLC, a limited liability company organized under the laws of California (“LB 2”);

•	Vincent C. Smith, Jr. Annuity Trust 2015-1, a trust organized under the laws of California (the “GRAT”);

•	Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware (“Red Beard”); and

•	Vincent C. Smith, an individual (“Mr. Smith” and, together with LB 2, the GRAT and Red Beard, the “Reporting Persons”).

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. Mr. Smith is the sole trustee of the GRAT and has the sole right to vote and dispose of the securities held by the GRAT. Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard.

The agreement among the Reporting Persons relating to the joint filing of this Statement was previously attached as Exhibit 1 to Amendment No. 2 to Schedule 13D.

(b) The business address for each of the Reporting Persons is 2560 East Chapman Avenue #173, Orange, California 92869.

(c) LB 2 and Red Beard are investment vehicles. The GRAT is a trust established by Mr. Smith for estate planning purposes. The principal occupation of Mr. Smith is Principal of Toba Capital.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. 897837100	13D	Page 7 of 14 Pages

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) This citizenship of the Reporting Persons is as follows:

•	LB 2 is a limited liability company organized under the laws of California;

•	the GRAT is a trust organized under the laws of California;

•	Red Beard is a limited liability company organized under the laws of Delaware; and

•	Mr. Smith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the securities of the Company reported in this Statement as beneficially owned by the Reporting Persons was the available capital of LB 2, Red Beard and Mr. Smith, as applicable, except that the securities reported as beneficially owned by the GRAT were transferred to the GRAT from another Reporting Person. None of the funds used to acquire the reported securities were borrowed or otherwise obtained for the purpose of acquiring the securities.

For additional information about the acquisition of the reported securities, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The securities of the Company to which this Statement relates have all been acquired by the Reporting Persons for investment purposes. A summary of the transactions pursuant to which the reported securities were acquired is set forth below.

Purchase of Series C Preferred Stock and Warrants by LB 2 (February and March 2015)

On February 20, 2015, LB 2 entered into a Securities Purchase Agreement with the Company, as amended by Amendment No. 1 to Securities Purchase Agreement, dated as of March 26, 2015 (as amended, the “February Purchase Agreement”), pursuant to which LB 2 purchased 67,000 shares (the “February Series C Shares”) of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred”) for $100 per share. Each share of Series C Preferred had a stated value of $100 per share (the “Stated Value”), and was immediately convertible, at the option of each respective holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.15 per share. As a result, the February Series C Shares were convertible into 44,666,667 shares of Common Stock (the “February Conversion Shares”). The terms of the Series C Preferred are more fully described in that certain First Amended and Restated Certificate of Designation, Preferences, Rights and Limitations of Series C Convertible Preferred Stock of the Company filed with the Secretary of State of Nevada on March 26, 2015 (the “First Certificate of Designation”).

Pursuant to the February Purchase Agreement, LB 2 also acquired warrants (the “February Warrants”) to purchase an aggregate of 15,633,333 shares of Common Stock (the “February Warrant Shares”), which reflects a number of shares equal to 35% of the February Conversion Shares. The February Warrants have a five-year term and are immediately exercisable for $0.15 per share.

CUSIP No. 897837100	13D	Page 8 of 14 Pages

Transfer of Shares of Series C Preferred Stock and Warrants to the GRAT (June 2015)

In June 2015, all of the February Series C Shares and February Warrants were transferred to the GRAT. Mr. Smith is the sole trustee of the GRAT and has retained investment control over the securities held by the GRAT.

Additional Purchases of Common Stock by LB 2 (July 2015)

Through a series of open-market purchases made during July 2015, LB 2 acquired an aggregate of 577,185 additional shares of Common Stock. For additional information, see the disclosure in Schedule A of this Statement under the heading “LB 2, LLC”.

As a result of these transactions, as well as additional open-market purchases of Common Stock (some of which were completed more than 60 days prior to the date on which this Schedule 13D was originally filed), LB 2 is reporting beneficial ownership of 1,459,329 shares of Common Stock.

Conversion of Series C Preferred Stock by the GRAT (July 2015)

On July 30, 2015, the GRAT delivered a notice of conversion to the Company indicating its intention to convert the February Series C Shares into the February Conversion Shares. As a result of the conversion, the 67,000 shares of Series C Preferred were converted into 44,666,667 shares of Common Stock. The GRAT continues to hold all of the February Conversion Shares and all of the February Warrants.

As a result of these transactions, the GRAT is reporting beneficial ownership of 60,300,000 shares of Common Stock.

Purchase of Series C Preferred Stock and Warrants by Red Beard (August through October 2015)

On August 13, 2015, Red Beard entered into a Securities Purchase Agreement with the Company (as such was subsequently amended, the “August Purchase Agreement”), pursuant to which Red Beard (i) purchased 7,942 shares of the Series C Preferred for $113.33 per share effective as of August 13, 2015, (ii) agreed to purchase an additional 6,177 shares of the Series C Preferred for $113.33 per share on August 28, 2015, and (iii) acquired an option to purchase an additional 3,529 shares of the Series C Preferred for $113.33 per share on or before September 15, 2015 (the “Option”), in each case for $113.33 per share. On September 11, 2015, Red Beard delivered a notice of exercise to the Issuer with respect to the 3,529 shares of Series C Preferred covered by the Option and subsequently purchased these shares. On October 16, 2015, Red Beard and the Company entered into Amendment No. 1 to the Securities Purchase Agreement (the “October Amendment”) pursuant to which Red Beard purchased an additional 8,823 shares of the Series C Preferred for $113.33 per share. As a result, Red Beard purchased an aggregate of 26,471 shares of the Series C Preferred pursuant to the August Purchase Agreement.

Each share of Series C Preferred has a Stated Value of $100 per share, and is immediately convertible, at the option of each respective holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.15 per share. Accordingly, the shares of Series C Preferred purchased pursuant to the August Purchase Agreement are convertible into an aggregate of 17,647,333 shares of Common Stock. In connection with the August Purchase Agreement, the Company filed a Second Amended and Restated Certificate of Designation, Preferences, Rights and Limitations of Series C Convertible Preferred Stock with the Secretary of State of Nevada on August 12, 2015 (the “Second Certificate of Designation”).

Pursuant to the August Purchase Agreement, Red Beard acquired warrants (the “August Warrants”) to purchase that number of shares of Common Stock equal to 35% of the number of shares of Common Stock determined by dividing (x) the Stated Value of the aggregate number of shares of Series C Preferred acquired pursuant to the August Purchase Agreement (including shares acquired pursuant to the exercise of the Option) by (y) the exercise price of the August Warrants, which was initially $0.17 per share. As a result, the August Warrants provide Red Beard the right to acquire 5,449,911 shares of Common Stock. In connection with the execution of the November Purchase Agreement (as defined below), the exercise price of the August Warrants was subsequently reduced to $0.15 per share pursuant to the anti-dilution provisions set forth therein. The August Warrants have a five-year term and are immediately exercisable.

CUSIP No. 897837100	13D	Page 9 of 14 Pages

Purchase of Series C Preferred Stock and Warrants by Red Beard (November 2015 through January 2016)

On November 25, 2015, Red Beard entered into a Securities Purchase Agreement with the Company (the “November Purchase Agreement”), pursuant to which Red Beard (i) purchased 10,000 shares of the Series C Preferred for $100.00 per share effective as of November 25, 2015, (ii) purchased an additional 10,000 shares of the Series C Preferred for $100.00 per share effective as of December 18, 2015, and (iii) purchased an additional 10,000 shares of the Series C Preferred for $100.00 per share effective as of January 18, 2016. As a result, Red Beard purchased an aggregate of 30,000 shares of the Series C Preferred pursuant to the November Purchase Agreement.

Each share of Series C Preferred has a Stated Value of $100 per share, and is immediately convertible, at the option of each respective holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.15 per share. Accordingly, the shares of Series C Preferred purchased pursuant to the November Purchase Agreement are convertible into an aggregate of 20,000,000 shares of Common Stock (the “November Conversion Shares”). In connection with the November Purchase Agreement, the Company filed Amendment No. 1 to the Second Certificate of Designation on November 24, 2015.

Pursuant to the November Purchase Agreement, Red Beard also acquired warrants (the “November Warrants”) to purchase that number of shares of Common Stock equal to 35% of the November Conversion Shares, which have an exercise price of $0.15 per share. The November Warrants provide Red Beard the right to acquire 7,000,002 shares of Common Stock. The November Warrants have a five-year term and are immediately exercisable.

Purchase of Series C Preferred Stock and Warrants by Red Beard (April 2016 through July 2016)

On April 13, 2016, Red Beard entered into a Securities Purchase Agreement with the Company (the “April Purchase Agreement”), pursuant to which Red Beard (i) purchased 25,000 shares of the Series C Preferred for $100.00 per share effective as of April 13, 2016 (the “Initial Investment”), and, in the absence of another investor participating, (ii) has agreed to purchase an additional 25,000 shares of the Series C Preferred for $100.00 per share on July 12, 2016 (the “Second Investment”). Because Red Beard has completed the Initial Investment and, in the absence of another investor participating, presently intends to complete the Second Investment, Red Beard is reporting the acquisition of all 50,000 shares of Series C Preferred acquired (or to be acquired) pursuant to the April Purchase Agreement.

Each share of Series C Preferred has a Stated Value of $100 per share, and is immediately convertible, at the option of each respective holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.15 per share. Accordingly, the shares of Series C Preferred purchased pursuant to the April Purchase Agreement are convertible into an aggregate of 33,333,334 shares of Common Stock (the “April Conversion Shares”). In connection with the April Purchase Agreement, the Company filed a Third Amended and Restated Certificate of Designation (the “Third Certificate of Designation”) on April 13, 2016.

Pursuant to the April Purchase Agreement, Red Beard also acquired warrants (the “April Warrants”) to purchase that number of shares of Common Stock equal to 100% of the April Conversion Shares, which have an exercise price of $0.15 per share. Because Red Beard has completed the Initial Investment and, in the absence of another investor participating, has committed to complete the Second Investment, Red Beard is reporting that the April Warrants provide it with the right to acquire 33,333,334 shares of Common Stock. The April Warrants have a five-year term and are immediately exercisable.

Concurrent with the execution of the April Purchase Agreement, each of the Reporting Persons (collectively, the “Stockholders”) entered into an agreement with the Company (the “Voting Agreement”) pursuant to which they agreed, among other things, that they shall not be entitled to vote any outstanding shares of capital stock of the Company, including any shares of Series C Preferred or Common Stock (including any shares of Common Stock acquired upon the exercise of warrants), whether owned as of the date of the Voting Agreement or

CUSIP No. 897837100	13D	Page 10 of 14 Pages

acquired thereafter, to the extent that the Stockholders would collectively control in excess of 50% of the total voting power of the outstanding shares of capital stock of the Company (the “Voting Power”) at the time of any such vote, provided, however, that the Stockholders shall collectively be entitled to vote that number of shares of the capital stock of the Company held by the Stockholders that equal up to exactly 50% of the Voting Power at the time of any such vote. For purposes of the Voting Agreement “Stockholders” include any “affiliate” (as defined in Rule 144 under the Securities Act of 1933, as amended) of any of the Stockholders to which any shares of capital stock of the Company are sold or transferred on or following the date of the Voting Agreement. The voting limitation set forth in the Voting Agreement shall terminate upon the expiration of 61 days following the date on which written notice is delivered to the Company by the Stockholders holding a majority of the shares of capital stock of the Company then held by all Stockholders requesting that the voting limitation be so terminated. For the sake of clarity, the Voting Agreement does not limit the ability of any of the Stockholders to exercise investment power (including the power to dispose, or direct the disposition) of any shares of the capital stock of the Company.

As a result of these transactions, Red Beard is reporting beneficial ownership of (i) the 17,647,333 shares of Common Stock into which the shares of Series C Preferred issued pursuant to the August Purchase Agreement are convertible, (ii) the 5,449,911 shares of Common Stock for which the August Warrants are exercisable, (iii) the 20,000,000 shares of Common Stock into which the shares of Series C Preferred issued pursuant to the November Purchase Agreement are convertible, (iv) the 7,000,002 shares of Common Stock for which the November Warrants are exercisable, (v) the 33,333,334 shares of Common Stock into which the shares of Series C Preferred issued (or to be issued) pursuant to the April Purchase Agreement are convertible, and (vi) the 33,333,334 shares of Common Stock for which the April Warrants are exercisable. Accordingly, Red Beard is reporting beneficial ownership of an aggregate of 116,763,914 shares of Common Stock.

Beneficial Ownership of Mr. Smith

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the sole trustee of the GRAT and has the sole right to vote and dispose of the securities held by the GRAT. Furthermore, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

In addition to the shares of Common Stock reported as being beneficially owned by the Reporting Persons above, Mr. Smith holds 1,021,445 shares of Common Stock (some of which were acquired more than 60 days prior to the date on which this Schedule 13D was originally filed), in an Investment Retirement Account of which he is the sole owner. For additional information, see the disclosure in Schedule A of this Statement under the heading “Vincent C. Smith”.

Furthermore, on October 9, 2015, in connection with, and as partial consideration for, Mr. Smith executing a Personal Guaranty of Bottling Agreement, the Company executed a warrant to purchase Common Stock (the “October Warrant”) pursuant to which Mr. Smith acquired the right to purchase up to 17,500,000 shares of Common Stock at an initial exercise price of $0.188 per share. In connection with the execution of the November Purchase Agreement, the exercise price of the October Warrant was subsequently reduced to $0.15 per share pursuant to the anti-dilution provisions set forth therein. The October Warrant has a five-year term and is immediately exercisable.

As a result of the aforementioned transactions and relationships, Mr. Smith is reporting beneficial ownership of an aggregate of 197,044,688 shares of Common Stock.

Summary of Referenced Documents

The foregoing descriptions of the (i) February Purchase Agreement, the First Certificate of Designation, and the February Warrants; (ii) the August Purchase Agreement, the October Amendment, the Second Certificate of Designation, and the August Warrants, (iii) the October Warrant, (iv) the November Purchase Agreement and the November Warrants; and (v) the April Purchase Agreement, the Third Certificate of Designation, the April Warrants and the Voting Agreement, do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, each of which is included as an exhibit to this Statement. For additional information, see the disclosure in Item 7 of this Statement, which is incorporated by reference into this Item 4.

CUSIP No. 897837100	13D	Page 11 of 14 Pages

Plans or Proposals of Reporting Persons

Except for the acquisition of additional shares of Series C Preferred pursuant to the Second Investment as described above, and the issuance of the additional April Warrants in connection with the acquisition of such shares, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Company on a continuing basis and have in the past, and may in the future, engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions; the Company’s operating results, financial position and business strategy; the trading price of the Common Stock; conditions in the securities market; and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, but are not limited to, purchasing additional shares of Series C Preferred or Common Stock; converting additional shares of Series C Preferred into Common Stock; exercising the February Warrants, the August Warrants, the October Warrants, the November Warrants and/or the April Warrants (in whole or in part); purchasing additional securities of the Company that it may issue from time to time; selling some or all of their shares of Series C Preferred or Common Stock (including Common Stock that may be received upon conversion of the Series C Preferred), subject to compliance with applicable law; engaging in any hedging or similar transactions with respect to the Company’s securities, subject to compliance with applicable law; seeking additional board representation; taking other action to effect changes in the board composition, ownership structure or operations of the Company; encouraging the Company to pursue one or more strategic transactions or strategic alternatives to its current business; and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth on the Cover Pages to this Statement, and in Item 4 of this Statement, is incorporated by reference into this Item 5.

(a) Information about the number of shares of Common Stock, and the percentage of Common Stock, beneficially owned by each Reporting Person is set forth below:

LB 2, LLC

•	Number of Shares Beneficially Owned: 1,459,329 (see Row 11 of the applicable Cover Page)

•	Percentage of Class: 1.3% (see Row 13 of the applicable Cover Page)

Vincent C. Smith, Jr. Annuity Trust 2015-1

•	Number of Shares Beneficially Owned: 60,300,000 (see Row 11 of the applicable Cover Page)

•	Percentage of Class: 47.2% (see Row 13 of the applicable Cover Page)

Red Beard Holdings, LLC

•	Number of Shares Beneficially Owned: 116,763,914 (see Row 11 of the applicable Cover Page)

•	Percentage of Class: 51.0% (see Row 13 of the applicable Cover Page)

CUSIP No. 897837100	13D	Page 12 of 14 Pages

Vincent C. Smith

•	Number of Shares Beneficially Owned: 197,044,688 (see Row 11 of the applicable Cover Page)

•	Percentage of Class: 75.2% (see Row 13 of the applicable Cover Page)

With respect to each of the Reporting Persons, beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of Common Stock that may be acquired by a Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by each Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Company that are actually outstanding.

The percentage of class reported as beneficially owned by each of the Reporting Persons is based on 112,049,107 shares of Common Stock outstanding as of March 22, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 24, 2016.

Concurrent with the execution of the April Purchase Agreement, the Stockholders entered into the Voting Agreement pursuant to which they agreed that they shall not be entitled to vote any outstanding shares of capital stock of the Company, whether owned as of the date of the Voting Agreement or acquired thereafter, to the extent that the Stockholders would collectively control in excess of 50% of the Voting Power at the time of any such vote. For additional information about the Voting Agreement, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 5.

(b) Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the sole trustee of the GRAT and has the sole right to vote and dispose of the securities held by the GRAT. Furthermore, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

(c) This Schedule 13D was originally filed with the SEC on June 16, 2015, and was previously amended by (i) the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015, (ii) the filing of Amendment No. 2 to Schedule 13D with the SEC on August 28, 2015, (iii) the filing of Amendment No. 3 to Schedule 13D with the SEC on November 4, 2015, and (iv) the filing of Amendment No. 4 to Schedule 13D with the SEC on December 14, 2015. This Amendment No. 5 to Schedule 13D is intended to amend and restate this Schedule 13D in its entirety.

Certain of the Reporting Persons are reporting on Schedule A to this Schedule 13D transactions in the Common Stock during the period beginning 60 days prior to the date of the original filing of this Schedule 13D through the date of the filing of this Amendment No. 5 to Schedule 13D. Except as set forth on Schedule A and disclosed in Item 4 of this Statement, during the past 60 days, the Reporting Persons have not effected any transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 897837100	13D	Page 13 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For additional information about the contracts, arrangements, understandings or relationships among the Reporting Persons, and between any of the Reporting Persons and any other person, with respect to securities of the Issuer, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following agreements and other documents are being filed with, or incorporated by reference into, this Statement:

•	The First Certificate of Designation, the February Purchase Agreement and the February Warrants are incorporated herein by reference to Exhibits 3.1, 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2015.

•	The Second Certificate of Designation, the August Purchase Agreement and the August Warrants are incorporated herein by reference to Exhibits 3.1, 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2015.

•	The October Warrant and the October Amendment are incorporated herein by reference to Exhibits 10.3 and 10.4, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on October 27, 2015.

•	The November Purchase Agreement and the November Warrants are incorporated herein by reference to Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2015.

•	The Third Certificate of Designation, the April Purchase Agreement and the April Warrants are incorporated herein by reference to Exhibits 4.1, 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on April 19, 2016.

•	The Voting Agreement is attached hereto as Exhibit 4.1.

For additional information about each of the agreements and other documents referenced above, see the disclosure in Item 4 of this Statement.

CUSIP No. 897837100	13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 25, 2016

LB 2, LLC

By:	/s/ Vincent C. Smith

Name:	Vincent C. Smith
Title:	Manager

Vincent C. Smith, Jr. Annuity Trust 2015-1

By:	/s/ Vincent C. Smith

Name:	Vincent C. Smith
Title:	Trustee

Red Beard Holdings, LLC

By:	/s/ Vincent C. Smith

Name:	Vincent C. Smith
Title:	Manager

Vincent C. Smith

/s/ Vincent C. Smith

EXHIBIT INDEX

Exhibit No.	Description

4.1	Voting Agreement, dated as of April 13, 2016, by and among True Drinks Holdings, Inc., LB 2, LLC, Vincent C. Smith, Jr. Annuity Trust 2015-1, Red Beard Holdings, LLC and Vincent C. Smith

SCHEDULE A

Transactions in Shares of Common Stock by Reporting Persons

The Schedule 13D was originally filed with the SEC on June 16, 2015, and was previously amended by (i) the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015, (ii) the filing of Amendment No. 2 to Schedule 13D with the SEC on August 28, 2015, (iii) the filing of Amendment No. 3 to Schedule 13D with the SEC on November 4, 2015, and (iv) the filing of Amendment No. 4 to Schedule 13D on December 14, 2015. Amendment No. 5 to Schedule 13D is intended to amend and restate the Schedule 13D in its entirety. The Reporting Persons are reporting on this Schedule A transactions in the Common Stock covering the period beginning 60 days prior to the date of the original filing of the Schedule 13D through the date of the filing of Amendment No. 5 to Schedule 13D (such period, the “Disclosure Period”).

Reporting Persons

1.	LB 2, LLC

Nature of the Transaction	Securities Purchased / Sold	Date of Purchase / Sale	Price per Share ($)
Purchase of Common Stock	39,500	5/13/2015	0.195
Purchase of Common Stock	5,500	5/13/2015	0.194
Purchase of Common Stock	5,000	5/13/2015	0.190
Purchase of Common Stock	50,000	5/15/2015	0.183
Purchase of Common Stock	29,000	5/15/2015	0.189
Purchase of Common Stock	5,000	5/15/2015	0.186
Purchase of Common Stock	16,000	5/15/2015	0.183
Purchase of Common Stock	5,000	5/15/2015	0.190
Purchase of Common Stock	445.685	7/07/2015	0.204
Purchase of Common Stock	100,000	7/08/2015	0.211
Purchase of Common Stock	31,500	7/13/2015	0.213

For additional information about transactions in shares of Common Stock made by LB 2 during the Disclosure Period, see the sections entitled “Purchase of Series C Preferred Stock and Warrants by LB 2 (February and March 2015)”, “Transfer of Shares of Series C Preferred Stock and Warrants to the GRAT (June 2015)” and “Additional Purchases of Common Stock by LB 2 (July 2015)” in Item 4 of the Schedule 13D.

2.	Vincent C. Smith, Jr. Annuity Trust 2015-1

For additional information about transactions in shares of Common Stock made by the GRAT during the Disclosure Period, see the sections entitled “Transfer of Shares of Series C Preferred Stock and Warrants to the GRAT (June 2015)” and “Conversion of Series C Preferred Stock by the GRAT (July 2015)” in Item 4 of the Schedule 13D.

3.	Red Beard Holdings, LLC

For additional information about transactions in shares of Common Stock made by Red Beard during the Disclosure Period, see the sections entitled “Purchase of Series C Preferred Stock and Warrants by Red Beard (August through October 2015)”, “Purchase of Series C Preferred Stock and Warrants by Red Beard (November 2015 through January 2016)”, and “Purchase of Series C Preferred Stock and Warrants by Red Beard (April 2016 through July 2016)” in Item 4 of the Schedule 13D.

4.	Vincent C. Smith

Nature of the Transaction	Securities Purchased / Sold	Date of Purchase / Sale	Price per Share ($)
Purchase of Common Stock	43,300	4/13/2015	0.149
Purchase of Common Stock	90,095	4/16/2015	0.145
Purchase of Common Stock	20,000	4/17/2015	0.171
Purchase of Common Stock	5,000	4/17/2015	0.165
Purchase of Common Stock	10,750	4/17/2015	0.176
Purchase of Common Stock	14,250	4/17/2015	0.170
Purchase of Common Stock	25,000	4/21/2015	0.170
Purchase of Common Stock	25,000	4/21/2015	0.170
Purchase of Common Stock	11,785	4/23/2015	0.179
Purchase of Common Stock	8,215	4/23/2015	0.176
Purchase of Common Stock	19,500	4/24/2015	0.181
Purchase of Common Stock	25,000	4/24/2015	0.180
Purchase of Common Stock	5,500	4/24/2015	0.180
Purchase of Common Stock	25,000	5/11/2015	0.1904
Purchase of Common Stock	20,000	5/11/2015	0.1995
Purchase of Common Stock	23,100	5/11/2015	0.1954

For additional information about transactions in shares of Common Stock made directly by Mr. Smith see the section entitled “Beneficial Ownership of Mr. Smith” in Item 4 of the Schedule 13D.